[PCE Letterhead]

September 16, 2010

Via EDGAR

Linda van Doorn
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pacific Office Properties Trust, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the quarters ended March 31 and June 30, 2010
File No. 001-09900

Dear Ms. van Doorn:

We have received your letter dated September 9, 2010 regarding your office’s review of the above-referenced filings.  For your convenience, each of the comments in your letter is reproduced below in italicized text and is followed by our response.

Form 10-K for the Year Ended December 31, 2009

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Real Estate Properties, page F-11

1.
You disclose that it is your policy to capitalize below market lease amounts and amortize them into rental revenue over the remaining terms of the respective leases. Please explain how you consider bargain renewal options in determining the amortization term, and to the extent they are included, expand your accounting policy disclosure in future periods.

Response:

In response to this comment, we currently have no leases in the Company’s property portfolio that include bargain renewal options as defined in ASC 840-20-20.  However, in the event the Company negotiates bargain renewal options with a tenant in the future or acquires a property with leases that include bargain renewal options, the below market lease amounts will be amortized over the remaining non-cancellable lease terms and bargain renewal periods.  In future filings, the accounting policy will be expanded and revised as follows:

    Capitalized above-market lease amounts are amortized as a decrease to rental revenue over the remaining initial non-cancellable lease terms. Capitalized below-market lease amounts are amortized as an increase in rental revenue over the remaining initial non-cancellable lease terms plus the terms of any below market fixed rate renewal options that are considered bargain renewal options.

Linda van Doorn
Securities and Exchange Commission
September 16, 2010

 Note 12. Description of Equity Securities and Calculation of Non-Controlling Interests and Earnings per Share/Earnings per Unit, page F-29

2.
We note that you have determined that on December 30, 2009, a revaluation of the Preferred Units to their fair value on the modification date and have recorded the excess fair value adjustment in the Consolidated Statement of Operations. Please clarify to us the accounting analysis you followed, including the associated accounting literature, in determining the appropriate accounting treatment.

Response:

In response to this comment, the Company’s amendment to the partnership agreement in December 2009 modified the terms of the conversion/redemption features embedded within the Preferred Units such that the rights of the holders of the Preferred Units which permitted them the sole right to redeem the instruments in cash was eliminated and replaced with the right of the Company to settle any redemption in a specified number of shares of common stock or common units.  This enabled the settlement of the Preferred Units to be solely within the control of the Company.  Prior to the modification the Preferred Units were classified in temporary equity pursuant to ASC 480-10-S99-3A (Topic D-98), and, upon the modification the Preferred Units were reclassified to permanent equity as all of the criteria in ASC 480-10-S99-3A and ASC 815-40-25 (formerly EITF 00-19) necessary to conclude that the Preferred Units could be classified in shares were met.

The guidance in GAAP regarding equity contracts does not define an extinguishment, particularly in the context of whether amendments to an existing equity-classified preferred share constitute an extinguishment. As such we have chosen to apply an accounting policy that evaluates the significance of a modification to our equity-classified instruments in order to determine if a modification requires extinguishment accounting.

The Company concluded since the modification of the terms of the redemption feature embedded within the Preferred Units was more than inconsequential, the Company has applied the concepts of ASC 260-10-S99 (Topic D-42) to determine how the modification to the Preferred Units should be recognized.  In applying the guidance of ASC 260-10-S99, the Company concluded that the modification of the Preferred Units was akin to the reacquisition of the original instruments and the issuance of the modified instruments (at their fair value on the date of the modification).  This resulted in a non-cash allocation of income to the Preferred Unit holders equal to the difference in fair value of the outstanding Preferred Units and the recorded value immediately prior to the modification/redemption.

Linda van Doorn
Securities and Exchange Commission
September 16, 2010

Forms 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Investment in Unconsolidated Joint Ventures

3.
We note that you have modified your disclosure of accounting policy for investments in joint ventures such that it no longer contains reference to an investment in a variable interest entity and your subsequent evaluation of the investment for possible consolidation. Please explain to us why you have removed this policy disclosure, whether you still hold any investments you believe to be variable interest entities, your accounting policy for evaluating such investments for possible consolidation upon the adoption of FASB ASU 2009-17, and your determination as to whether you the primary beneficiary in any such entities.

Response:

In response to this comment, after performing an evaluation subsequent to the adoption of FASB ASU 2009-17 (ASU 2009-17) the Company concluded that the equity holders in the investment  previously identified as a variable interest entity (VIE), have the power through voting or other interests to direct the activities of the investment that most significantly impact the entity’s economic performance.  As this condition is met, and because the other conditions in paragraph 5(b) of ASU 2009-17, previously considered, are unchanged, we concluded that the VIE previously disclosed in the Company’s December 31, 2009 Form 10-K no longer qualified as a variable interest entity under the new rules that were effective January 1, 2010 and thus removed the disclosure.  The Company currently does not hold any investments in VIEs.

The Company now evaluates all investments in accordance with the guidance of FASB ASU 2009-17, which requires ongoing assessments of the investments to determine whether they are VIEs and if so, whether the Company is the primary beneficiary thereof. The Company would consolidate a VIE if it is determined that we are the primary beneficiary. We use qualitative analyses to determine whether we are the primary beneficiary of a VIE. Consideration of various factors could include, but is not limited to, the purpose and design of the VIE, risks that the VIE was designed to create and pass through, the form of our ownership interest, our representation of the entity’s governing body, the size and seniority of our investment, our ability to participate in policy making decisions, and the rights of the other investors to participate in the decision making process and to replace us as manager and/or liquidate the venture, if applicable.  We will include this language in all future filings.

Linda van Doorn
Securities and Exchange Commission
September 16, 2010

Form 10-Q for the Quarter Ended June 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Distributions, page 44

4.
You indicate that you intend to distribute a substantial portion of funds from operations in the form of dividends or distributions. Your Condensed Consolidated Statements of Cash Flows indicates that dividends and distributions to in the six month period ended June 30, 2010 exceeded cash from operations. In future filings, please expand your disclosure of liquidity and capital resources to address the source of funds for dividends and distributions in the event cash from operations is not sufficient to fund them.

Response:

In response to this comment, in future filings, if cash from operations is not sufficient to fund declared distributions, we will note that we have relied upon funds from investing or financing activities, including borrowings, sales of securities, and sales of interests in properties, to the extent applicable.

In connection with the foregoing responses, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that the foregoing fully addresses the comments of the staff.  We respectfully request your prompt concurrence with the foregoing and confirmation that the staff has no further comments.  Should you have additional comments or questions, please contact me at (310) 395-3327.

Very truly yours,

/s/ James R. Wolford
James R. Wolford
Chief Financial Officer

cc:     Michael Pokorny, Securities and Exchange Commission
James Ingebritsen, Pacific Office Properties Trust, Inc.
Dave Cormack, Ernst & Young LLP
William E. Turner II, Esq., Barack Ferrazzano Kirschbaum & Nagelberg LLP
Jeremy R. Heckman, Esq., Barack Ferrazzano Kirschbaum & Nagelberg LLP